UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

May 15, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $3,412,000 Airbag Autocallable Yield Optimization Notes linked to the common stock of Western Refining, Inc. due May 16, 2014

•                  $1,992,000 Airbag Autocallable Yield Optimization Notes linked to the American depositary shares of Baidu, Inc. due May 16, 2014

•                  $4,585,000 SuperTrackSM Notes due November 14, 2014 Linked to the Performance of the EURO STOXX 50® Index

•                  $1,000,000 9.00% Exchangeable Notes due August 15, 2013

•                  $4,000,000 8.50% Exchangeable Notes due May 14, 2014

•                  Barclays Bank PLC Airbag Autocallable Yield Optimization Notes $3,044,000 Notes linked to the common stock of Juniper Networks, Inc. due May 16, 2014

•                  Barclays Bank PLC Airbag Autocallable Yield Optimization Notes $10,415,000 Notes linked to the common stock of United States Steel Corporation due May 16, 2014

•                  $980,000 Callable Contingent Coupon Notes due April 15, 2015 Linked to the American Depositary Shares Representing Ordinary Shares of Credit Suisse Group AG

•                  $2,722,000 Notes linked to the common stock of The Hartford Financial Services Group, Inc. due May 16, 2014

•                  $3,682,000 Phoenix Autocallable Notes due May 29, 2014 Linked to the Common Stock of Occidental Petroleum Corporation

•                  $5,621,000 Phoenix Autocallable Notes due May 29, 2014 Linked to the Common Stock of Valeant Pharmaceuticals International, Inc.

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: May 15, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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